Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated May 8, 2025

Supplementing the Preliminary Prospectus Supplement, dated May 8, 2025

Registration No. 333-271788

Wintrust Financial Corporation

17,000,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/1,000th INTEREST IN A SHARE OF 7.875% FIXED-RATE RESET

NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES F

(liquidation preference $25,000 per share (equivalent to $25.00 per depositary share))

PRICING TERM SHEET

This Pricing Term Sheet should be read in conjunction with the preliminary prospectus supplement dated May 8, 2025 for this offering and the accompanying prospectus dated May 9, 2023, filed pursuant to Rule 424(b) (together, the “Preliminary Prospectus”).  The information in this Pricing Term Sheet supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the respective meanings assigned to them in the Preliminary Prospectus.

Issuer:	Wintrust Financial Corporation

Security Offered:	Depositary Shares (the “depositary shares”), each representing a 1/1,000th interest in a share of 7.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series F (the “Series F Preferred Stock”)

Format:	SEC registered

Expected Ratings[1]:	BB (stable) (Fitch) / BBBL (stable) (DBRS)

Size:	$425,000,000 (17,000,000 depositary shares)

Over-allotment Option:	None

Liquidation Preference:	$25,000 per share of Series F Preferred Stock (equivalent to $25.00 per depositary share)

First Reset Date:	July 15, 2030

Reset Dates:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date

Reset Periods:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each rating should be evaluated independently of any other rating.

Dividend Rate (Non-Cumulative):	From and including May 22, 2025 to, but excluding, July 15, 2030, at a fixed rate of 7.875% per annum, and from and including the Reset Date with respect to each Reset Period, at a rate per annum equal to the “five-year treasury rate” as of the most recent “reset dividend determination date” (in each case, as defined in the Preliminary Prospectus) plus 3.878%

Dividend Payment Dates:	Quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on October 15, 2025

Day Count:	30/360

Term:	Perpetual

Optional Redemption:

In whole or in part, from time to time, on any Dividend Payment Date on or after July 15, 2030, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the Preliminary Prospectus), in each case at a redemption price equal to $25,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date

Any redemption of the Series F Preferred Stock is subject to the Issuer’s receipt of any required prior approvals by the Board of Directors of the Federal Reserve System and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Series F Preferred Stock.

Trade Date:	May 8, 2025

Settlement Date:

May 22, 2025 (T+10)

It is expected that delivery of the depositary shares will be made against payment therefor on or about the tenth business day following the date hereof (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to May 21, 2025 will be required, by virtue of the fact that the depositary shares initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade their depositary shares prior to May 21, 2025 should consult their own advisors.

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:

$9,187,700, reflecting 14,608,000 depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.5000 per depositary share, and 2,392,000 depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per depositary share

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discount (Before Expenses)	$415,812,300

CUSIP/ISIN for Depositary Shares:	97650W702/US97650W7020

Listing:

Application will be made to list the depositary shares on the NASDAQ Global Select Market under the symbol “WTFCN.” If approved for listing, trading of the depositary shares on the NASDAQ Global Select Market is expected to commence within the 30-day period after the original issuance date of the depositary shares.

Sole Book-Running Manager:	RBC Capital Markets, LLC
Co-Managers:	Keefe, Bruyette & Woods, Inc. Piper Sandler & Co. U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement for the offering and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering, will arrange to send you the prospectus and prospectus supplement if you request them by contacting RBC Capital Markets, LLC toll free at +1 (866) 375-6829.

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